DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 12-18-02

DIVISION OF
CORPORATION FINANCE

[redacted]

03005291

January 15, 2003

William J. Quinlan, Jr.
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606-5096

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2003

RE: Thomas Industries Inc.
Incoming letter dated December 18, 2002

Dear Mr. Quinlan:

This is in response to your letter dated December 18, 2002 concerning the shareholder proposal submitted to Thomas by GAMCO Investors, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Stephen M. DeTore
Associate General Counsel
Assistant Secretary
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1435

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-3669
www.mwe.com

Boston
Chicago
London
Los Angeles
Miami
Moscow
New York
Orange County
Silicon Valley
Vilnius
Washington, D.C.

William J. Quinlan Jr.
Attorney at Law
bquinlan@mwe.com
312-984-7568

MCDERMOTT, WILL & EMERY

1934 Act Rule 14a-8

December 18, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Thomas Industries Inc.
Commission File No. 001-05426

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Thomas Industries Inc. ("Thomas"), to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2003 Annual Meeting of Shareholders (the "Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from GAMCO Investors, Inc. (the "Proponent"). The Proposal states:

> Resolved, that the shareholders of Thomas Industries Inc. (the "Company") hereby request that the Board of Director [sic] redeem the Preferred Stock Purchase Rights issued pursuant to the Rights Agreement dated January 5, 1998 (as amended and restated) unless a majority of the outstanding shares approve the issuance by affirmative vote cast at a special meeting of the shareholders held as soon as practical following adoption of this proposal.

The Proponent's letter, dated November 11, 2002, setting forth the Proposal and Supporting Statement are attached hereto as Attachment 1. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Thomas' intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Thomas tentatively expects to mail its definitive 2003 Proxy Materials on or about March 10, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Thomas files its definitive 2003 Proxy Materials with the Commission.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials on the basis set forth below.

Thomas believes that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials because the Proposal and the Supporting Statement were not submitted on a timely basis pursuant to Rule 14a-8(e)(2), which provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable. Thomas' 2002 Proxy Statement was dated March 11, 2002, and the 120-day deadline for receipt of shareowner proposals for inclusion in the 2003 proxy materials was November 11, 2002. The 2002 Proxy Statement contained the following statement on page 16 (copy enclosed as Attachment 2): "A shareholder proposal to be presented at the 2003 Annual Meeting must be received at the Corporation's executive offices ... by no later than November 11, 2002, for evaluation as to inclusion in the Proxy Statement in connection with such Meeting."

The Proposal was submitted to Thomas by overnight mail on November 11, 2002 (which was Veteran's Day). Thomas received the Proposal on November 12, which was clearly after the November 11 deadline. This is confirmed by a statement from Jennifer Settles, administrative assistant to Phillip J. Stuecker, Thomas' Vice President of Finance, Chief Financial Officer and Secretary (copy enclosed as Attachment 3). Furthermore, the cover letter from the Proponent which accompanied the Proposal (copy enclosed as Attachment 4) is dated November 11, 2002, and wording in bold letters on the top of the cover letter states "Via Overnight." This language implies that the Proponent intended Thomas to receive the Proposal on November 12, 2002. It should be noted that we contacted Proponent by telephone to discuss the untimeliness of the Proposal. To date, Proponent has not responded to our request for information.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. See, *e.g., COMSAT Corporation*, January 25, 1996; *Eli Lilly and Company*, January 12, 1995). The deadline for receiving shareholder proposals is strictly interpreted. The Staff has applied this position even when the proposal is received one day after the required date (see, *e.g., AlliedSignal, Inc.* (December 3, 1996); *General Elec. Co.* (December 22, 1997); *Bindley Western Indus., Inc.* (February 21, 1997)), and when the deadline, Monday, November 11, was Veteran's Day (*AlliedSignal Inc.*, December 3, 1996). In any event, Thomas was open for business on November 11, and the Proposal could have been received on that date by e-mail, facsimile transmission or by Federal Express had the Proponent sent it in a timely manner.

For the reason set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from Thomas' 2003 Proxy Materials. Thomas reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Thomas' conclusion that the Proposal can be omitted based on its untimely submission. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call me at (312) 984-7568 or Sara K.

Roach at (312) 984-2194 if you require additional information or wish to discuss this submission further.

Very truly yours,

William J. Quinlan, Jr.

ATTACHMENT 1

STOCKHOLDER PROPOSAL

RESOLVED: *That the shareholders of Thomas Industries Inc. (the "Company") hereby request that the Board of Director redeem the Preferred Stock Purchase Rights issued pursuant to the Rights Agreement dated January 5, 1998 (as amended and restated) unless a majority of the outstanding shares approve the issuance by affirmative vote cast at a special meeting of the shareholders held as soon as practical following adoption of this proposal.*

SUPPORTING STATEMENT

On December 10, 1997, the Board of Directors directed a distribution of a dividend of one preferred stock purchase right to each holder pursuant to a Rights Agreement dated as of January 5, 1998. Generally, the shareholders may exercise the Rights only when a person or group acquires, or through exchange or tender offer attempts to acquire, a beneficial interest in 20% or more of the common stock of the Company. Shareholders—other than the person or group attempting to acquire 20%—may then exercise the Rights and receive stock at a fraction of its market value. The Company may redeem the Rights for $.001 per Right. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill."

The issuance of the Rights can vastly increase the cost to a potential bidder of effecting any merger or tender offer that is not approved by the Board of Directors. Potential bidders cannot take their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with the interests of shareholders. In effect, the Board has arrogated to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. We believe the shareholders are entitled to decide for themselves what represents a fair price for their holdings.

By redeeming the Rights or putting this significant matter to a vote of shareholders, the Board will serve two important goals. First, it will encourage shareholder democracy by soliciting the views of its shareholder constituency about the advisability of anti-takeover devices. Second, it will allow shareholders to decide for themselves whether a Rights Plan improves or undermines shareholder value.

The Board, in an effort to improve shareholder value, should redeem the Rights or put the decision whether to continue to use a poison pill to a shareholder vote at a special meeting to be held as soon as practical.

WE URGE SHAREHOLDERS TO VOTE FOR THIS RESOLUTION.

ATTACHMENT 2

THOMAS INDUSTRIES INC.

4360 Brownsboro Road
Suite 300
Louisville, Kentucky 40207
(502) 893-4600

Notice of Annual Meeting of Shareholders

April 18, 2002

TO THE SHAREHOLDERS:

The Annual Meeting of Shareholders of Thomas Industries Inc., a Delaware corporation, will be held at the Hyatt Regency Hotel, 320 West Jefferson Street, Louisville, Kentucky, on Thursday, April 18, 2002, at 10:00 A.M. Eastern Daylight Time, for the following purposes:

1. To elect three Class I directors.
2. To consider and transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 1, 2002, as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors

Phillip J. Stuecker
Vice President of Finance,
Chief Financial Officer, and Secretary

March 11, 2002

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE DATE, SIGN, AND MAIL THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED WHICH REQUIRES NO POSTAGE FOR MAILING IN THE UNITED STATES. A PROMPT RESPONSE IS HELPFUL, AND YOUR COOPERATION WILL BE APPRECIATED.

PROPOSALS OF SECURITY HOLDERS

A shareholder proposal to be presented at the 2003 Annual Meeting must be received at the Corporation's executive offices, 4360 Brownsboro Road, Suite 300, Louisville, Kentucky 40207, by no later than November 11, 2002, for evaluation as to inclusion in the Proxy Statement in connection with such Meeting.

In order for a shareholder to nominate a candidate for director, under the Corporation's Bylaws, timely notice of the nomination must be given in writing to the Secretary of the Corporation. To be timely, such notice must be received at the principal executive offices of the Corporation not less than ninety days prior to the meeting of shareholders. Such notice must describe various matters regarding both the nominee and the shareholder giving the notice, including such information as name, address, occupation, and shares held.

In order for a shareholder to bring other business before a shareholders meeting, timely notice must be given to the Secretary of the Corporation within the time limits described above. Such notice must include various matters regarding the shareholder giving the notice and a description of the proposed business. These requirements are separate from the requirements a shareholder must meet to have a proposal included in the Corporation's proxy statement.

OTHER MATTERS TO COME BEFORE THE MEETING

The Board of Directors of the Corporation knows of no other business which may come before the Annual Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the proxy will vote upon them in accordance with their best judgment.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN THE PROXY AND RETURN IT IN THE ENCLOSED STAMPED ENVELOPE.

By Order of the Board of Directors

Phillip J. Stuecker
Vice President of Finance,
Chief Financial Officer and Secretary

Date: March 11, 2002

ATTACHMENT 3

November 25, 2002

Note to file:

On Tuesday, November 12, 2002 we received an overnight package addressed to Phil Stuecker that was a 13-D from Gabelli Asset Management.

Someone called me from Gabelli's office Tuesday afternoon to confirm that we did receive the package.

All the above information was given to John Tamisiea on Wednesday, November 13th.

Jennifer Settles

ATTACHMENT 4

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5069
Fax (914) 921-5384
sdetore@.gabelli.com

CASH FLOW
RESEARCH

GAMCO Investors, Inc.

November 11, 2002

Via Overnight

Phillip J. Stuecker
Chief Financial Officer
and Secretary
Thomas Industries Inc.
4360 Brownsboro Road
Louisville, KN 40207

Re: *Shareholder Proposal for 2003 Annual Meeting*

Dear Mr. Stuecker:

I am enclosing on behalf of GAMCO Investors, Inc. ("GAMCO") a shareholder proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. I ask that you include this proposal in the proxy statement of Thomas Industries Inc. ("Thomas") for its 2003 annual meeting.

The resolution urges that the shareholders vote to request that the Board of Directors redeem the Preferred Stock Purchase Rights issued pursuant to the Rights Agreement dated as of January 5, 1998 (as amended and restated), unless the shareholders approve the issuance of the Rights by a majority vote of the outstanding shares at a special meeting of the shareholders to be held as soon as practical.

I am advising you that GAMCO was, as of November 7, 2002, the beneficial owner of 2,573,700 shares of the outstanding voting securities of Thomas (the "voting securities"). Those holdings represented approximately 15.067% of the outstanding voting securities of Thomas according to our information. The address of the beneficial owner is as follows:

GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities since prior to November 7, 2001, and shall continue to own at least $2,000 in market value or 1% of the voting securities through the date of the 2003 annual meeting. To document this continued holding, I have also attached copies of Schedule 13D Amendments No. 28 and 29 filed with the Securities and Exchange Commission on behalf of GAMCO on March 5, 2001 and August 30, 2002.

Finally, I am enclosing a certification attesting that GAMCO continued to be the beneficial owner of at least $2,000 in market value or 1% of the voting securities throughout the period from November 5, 2001, through the date of the certification. The certification also sets forth that GAMCO intends to continue beneficial ownership of such voting securities through the date on which Thomas holds its 2003 annual meeting. As required by section 8(ii) of the by-laws, I state that GAMCO holds shares in street name at various brokerage firms and custodians. As a consequence Cede & Company, as nominee for Depository Trust Company, is likely the record holder for the purposes of the Corporation's stock ledger. As required by 8(iii) of the by-laws, this letter and attached exhibits set forth the beneficial holdings of GAMCO. The attached proposal and statement contain a description of the business proposed to be voted upon at the meeting as required by 8(v) of the by-laws. I also certify that GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

I appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me. My direct dial telephone number is (914) 921-5069.

Yours truly,

Stephen M. DeTore
Associate General Counsel
Assistant Secretary

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Thomas Industries Inc.
Incoming letter dated December 18, 2002

The proposal relates to redemption of preferred stock purchase rights.

There appears to be some basis for your view that Thomas may exclude the proposal under rule 14a-8(e)(2) because Thomas received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Thomas omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor